Exhibit 99.1

New Gold Announces 14.9% Investment in Harte Gold
(All dollar figures are in Canadian dollars unless otherwise indicated)
Toronto, Ontario (March 19, 2021) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announced today that it has agreed to purchase 154,940,153 common shares of Harte Gold Corp. (TSX: HRT / OTC: HRTFF / Frankfurt: H4O) (“Harte Gold”) pursuant to a private placement at a price of $0.16 per share for total consideration of approximately $24.8 million (the “Private Placement”) providing New Gold with a 14.9% strategic interest in Harte Gold’s pro forma issued and outstanding common shares. Closing of the transaction is expected to occur on or about March 24, 2021 and is subject to certain conditions.
In connection with the closing of the transaction, New Gold and Harte Gold will enter into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which New Gold will, as long as New Gold holds not less than 10% of the issued and outstanding common shares of Harte Gold, have the right to: (i) participate in certain equity financings by Harte Gold in order to maintain its 14.9% interest in Harte Gold; and (ii) commencing at Harte Gold’s 2022 annual meeting of shareholders, nominate one person (and in the case of an increase in the size of the board of directors of Harte Gold to 9 or more directors, two persons) to the board of directors of Harte Gold. Under the Investor Rights Agreement, New Gold will be subject to an 18-month standstill which will prohibit New Gold from taking certain actions, including acquiring more than 14.9% of the issued and outstanding common shares of Harte Gold, subject to certain exceptions.
In exchange for waiving the (i) right to receive up to 35% of the net proceeds of the Private Placement for debt repayment under the August 28, 2020 facility agreement (“Appian Facility”) between Harte Gold and AHG (Jersey) Limited; and (ii) participation right under the November 23, 2016 subscription agreement between Harte Gold and ANR Investments B.V. (“Appian”), Harte Gold will grant to Appian a deferred participation warrant that will allow Appian to acquire up to 55,802,812 common shares of Harte Gold at $0.18 per common share for a period of 15 months following the closing of the Private Placement (the “Appian Deferred Participation Warrant”). The Appian Deferred Participation Warrant is not exercisable by Appian, subject to certain exceptions, for a period of 12 months following the closing of the Private Placement.  New Gold will also be granted a warrant which provides New Gold with the right, subject to Appian exercising the Appian Deferred Participation Warrant, to acquire up to 8,314,619 additional Common Shares at $0.18 per common share in order to maintain its pro rata interest in the Company.
New Gold is acquiring the common shares for investment purposes. Depending on market conditions and other factors, New Gold may, from time to time, acquire additional common shares or other securities of Harte Gold or dispose of some or all of the common shares or other securities of Harte Gold that it owns at such time.
An early warning report will be filed by New Gold in accordance with applicable securities laws.

About New Gold Inc.
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold Company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324 6003
Email: anne.day@newgold.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to:: statements relating to the expected closing date of the transaction; New Gold’s ownership interest in Harte Gold upon closing of the transaction; New Gold’s acquisition or disposition of securities of Harte Gold in the future; and the terms of the Investor Rights Agreement.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by New Gold as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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